# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corp, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 09/17/2025
Amends the filing with accession number 0000950103-22-019514
Filed by CIK 0001309111
Persons authorized to receive notices and communications: Bain Capital Credit Member LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Credit Member, LLC (CIK 0001309111): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,347,325; sole dispositive power 0; shared dispositive power 9,347,325; aggregate amount beneficially owned 9,347,325 (6.1% of the class)
- BCC Redwire Aggregator, L.P. (CIK 0001953825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,347,325; sole dispositive power 0; shared dispositive power 9,347,325; aggregate amount beneficially owned 9,347,325 (6.1% of the class)
  Comment: *The shares of common stock of Redwire Corporation, par value $0.0001 per share ("Common Stock") shown in Item 11 of each cover page above are initially issuable upon conversion of approximately 28,509.34 shares of Series A Convertible Preferred Stock of Redwire Corporation, a Delaware corporation ("Issuer"), par value $0.0001 per share ("Convertible Preferred Stock"). BCC Redwire Aggregator, L.P. ("BCCR") is the record owner of these shares of Convertible Preferred Stock.
  
  ** For purposes of calculating beneficial ownership, the total number of shares of outstanding Common Stock is 144,039,944 as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed on August 7, 2025, and as such outstanding amount is increased by the 9,347,325 shares of Common Stock issuable upon the conversion of the 28,509.34 shares of Convertible Preferred Stock beneficially owned by the Reporting Persons (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corp
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Comment: Item 1 Comment: This Amendment No. 7 (this "Seventh Amendment") amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2022, as amended by Amendment No. 1 filed on December 5, 2022, as further amended by Amendment No. 2, filed on January 22, 2025, as further amended by Amendment No. 3, filed on June 10, 2025 (the "Third Amendment"), as further amended by Amendment No. 4, filed on June 17, 2025 (the "Fourth Amendment"), as further amended by Amendment No. 5, filed on June 23, 2025 (the "Fifth Amendment"), and as further amended by Amendment No. 6, filed on July 19, 2025 (as amended by this Seventh Amendment, this "Schedule 13D") on behalf of Bain Capital Credit Member, LLC and BCCR (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Sale of Convertible Preferred Stock

On September 15, 2025, the Reporting Persons exercised their option to convert 31,719.43 shares of Convertible Preferred Stock (the "Conversion") held by the Reporting Persons into shares of Common Stock in accordance with the terms of the Certificate of Designation of the Convertible Preferred Stock filed with the Delaware Secretary of State and effective October 28, 2022 (the "Certificate of Designation") and directed the Issuer to issue the shares of Common Stock issuable upon such conversion to the Reporting Persons. Pursuant to the terms of the Certification of Designation, the Reporting Persons received an aggregate of 11,000,000 shares of Common Stock in connection with the Conversion (which included the conversion of 1,830.57 shares of Convertible Preferred Stock due to the Reporting Persons as accrued but unpaid paid-in-kind dividends).

Following the Conversion, on September 17, 2025, the Reporting Persons sold 11,000,000 shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Items 2, 3 and 4 are hereby incorporated by reference into this Item 5(a).

The percentage of the Issuer's outstanding shares of Common Stock beneficially owned by the Reporting Persons is based on 144,039,944 as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed on August 7, 2025, and as such outstanding amount is increased by the 9,347,325 shares of Common Stock issuable upon the conversion of the 28,509.34 shares of Convertible Preferred Stock beneficially owned by the Reporting Persons.

As of the date hereof, BCCR beneficially owned approximately 28,509.34 shares of Convertible Preferred Stock. Pursuant to the Certificate of Designation, as of the date hereof, such shares were convertible into approximately 9,347,325 shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 9,347,325 shares of Common Stock, which constitutes approximately 6.1% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Item 5(a) is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information.

On June 26, Michael J. Bevacqua, Partner at the Reporting Persons, resigned as a member of the Issuer's Board of Directors, as set forth on the Issuer's Form 8-K filed on June 26, 2025.

Other than as disclosed in Item 4 of this Seventh Amendment and Item 4 of the Sixth Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days of this Seventh Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Signatures
- Bain Capital Credit Member, LLC: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (09/19/2025)
- BCC Redwire Aggregator, L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (09/19/2025)